August 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Adam Phippen

Re:	Yum China Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-37762

Ladies and Gentlemen:

Yum China Holdings, Inc. (the “Company”) is pleased to respond to the letter dated July 16, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2023. For the convenience of the Staff’s review, we have set forth below the comment contained in the Staff’s letter in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 66

1. Wherever you present Restaurant margin, please also disclose with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment. In future filings, the Company will disclose the most comparable GAAP measure “OP Margin %” with equal or greater prominence. It will be added immediately after “Operating Profit” in the revised table on page 66 of our 2023 Form 10-K. Additionally, “OP Margin %” will be presented before “Restaurant margin %” wherever the non-GAAP measure “Restaurant margin %” is discussed.

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Thank you for your consideration in reviewing the above response. Please contact me at Pingping.Liu@YumChina.com with any questions.

Sincerely,

/s/ Pingping Liu

Pingping Liu

Chief Legal Officer

cc:	Sonia Barros, Sidley Austin LLP
Sara Von Althann, Sidley Austin LLP